PUBLIC

SI

19008133

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justyna Keilty 203-861-7605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas,	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Formato, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY L VOYERS
NOTARY PUBLIC - CONNECTICUT
MY COMMISSION EXPIRES
MARCH 31, 2021

Notary Public

Andrew J. Formato
Member
Board of Managers
Title

Christopher J. Mahler
Member
Board of Managers

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN PRIME SERVICES, LLC

Index

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	452,731
Cash segregated under Federal regulations		189,644
Receivable from clearing brokers, net		4,293,655
Furnishings, computers and software, net		98,752
Other assets and security deposits		273,346
Total	$	5,308,128

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	1,714,049
Due to related parties		22,765
Total liabilities		1,736,814
Commitments		
Members' equity		3,571,314
Total	$	5,308,128

See Notes to Statement of Financial Condition.

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the State of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers and is an introducing broker for the transactions of institutional customers.

The Company is comprised of two members, Weeden Securities Corporation ("WSC"), and Weeden Investors, L.P. ("WILP"). The Company is managed by a Board of Managers which has the authority and discretion to conduct and oversee all aspects of its business and affairs.

As of December 31, 2018 the Company has agreements with four broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 1, 2019.

Subsequent events have been evaluated from the date these statements were approved by management and available for issuance

Revenues have increased 7% and 23% in 2017 and 2018, respectively. Cash and receivable from clearing brokers total $4,936,030 and the Company continues to meet all current obligations. Regulatory net capital at December 31, 2018 was $3,199,216. Based on its cash and receivable from clearing brokers balance at December 31, 2018, its cash usage expectations for the remainder of 2019, the availability of capital contributions from WILP and WSC as well as the ability to curtail expenses and discontinue its relationships with certain of its clearing brokers if the need arises, management believes the Company will have sufficient liquidity to fund its operations and meet its obligations as they become due for at least the next 12 month period from the date of issuance.

Furnishings, Computers, and Software

Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs in the preliminary project stage are expensed as incurred. Internal and external costs incurred to develop internal use computer software during the application's development state are capitalized. Upgrades and enhancements that result in additional functionality are also capitalized.

Revenue Recognition

The Company has adopted ASU 2014-09 as defined below and all related amendments and applied is provisions using the modified retrospective method. There was no cumulative effect of retrospectively applying ASC 606 as defined below and no adjustments to members' capital as of January 1, 2018.

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions and are recorded on a trade date basis. Interest income and other income, including referral fees, are recorded when incurred or in accordance with associated agreements.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue from contracts with customers includes commission income. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is a multi-member limited liability company and files a U.S. Partnership return.

The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for Federal and state income tax purposes. Accordingly, the Company has not provided for Federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2015.

Soft Dollar Arrangements

The Company has soft dollar and commission sharing arrangements with customers that fall both within, and outside of, the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses.

Research services provided by the Company to customers in soft-dollar arrangements were determined to be a separate performance obligation that should be allocated a portion of the transaction price. Research services provided by a broker-dealer may be internally generated or provided by a third party and paid directly by the broker-dealer on the customer's behalf. It was determined that the Company is considered an agent as it does not control the research services before they are transferred to the customer. Therefore, fees received for research services should be recorded net of amounts paid for the soft dollar arrangement. These amounts paid by the Company were previously recorded as an expense and beginning January 1, 2018 were recorded as an offset with the associated revenue recorded. The amounts recorded as a net to revenue in 2018 were $610,734.

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services and other services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2018, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research and other services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research

provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research and other approved services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

New Accounting Pronouncements

In February 2016, the FASB issued ("ASU 2016-02") *Leases* (ASC Topic 842), which establishes the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to recognize most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current treatment. For lessees, lease classification will determine the manner lease-related expenses are recognized. ASC Topic 842 and all subsequent amendments thereto are effective for reporting periods beginning after December 15, 2019 (January 1, 2019 for the Company) for nonpublic reporting entities, with early adoption permitted. Management is currently evaluating the impact of adopting ASC Topic 842 on the Company's financial 2019 statements.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Note 3 - Cash

During 2018, the Company maintained cash accounts in excess of FDIC and SIPC limits. The Company monitors the solvency of the institutions in which these cash accounts are maintained.

Note 4 - Cash segregated under Federal regulations

Cash of $189,644 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Furnishings, computers and software

Details of furnishings, computers and software at December 31, 2017 are as follows:

Furnishings	$ 14,609
Computers	8,588
Software	631,503
Sub-total	654,700
Less accumulated depreciation and amortization	555,948
Total	$98,752

Note 6 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2018, the Company's net capital was $3,199,216 which was $2,949,216 in excess of its minimum requirement of $250,000 under 15c3-1.

Note 7 - Receivable from clearing brokers

The clearing and depository operations for the Company's transactions are provided by four brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers. The total net receivable from brokers at December 31, 2018 was $4,293,655.

In addition, the receivables from the clearing brokers are subject to these clearance agreements and include required clearing deposits of $200,000, $250,000, $250,000, and $1,000,000, as well as an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations.

Note 8 - Off-balance-sheet risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain

from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customer's accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 9 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements.

On June 1, 2013, the Company entered into a lease with a related party, Weeden & Co, LP (the "affiliate"). The terms of the lease were amended in March 2014, renewed on June 1, 2015 and amended again in September 2016. Provided no notice is given, the lease will continue to auto-renew for one year terms until the final auto-renewal beginning on June 1, 2026. On December 1, 2013, the Company entered into a second lease with a non-related party whose term began on February 21, 2014 and will expire on April 30, 2020. The Company has paid a security deposit of $73,081 in accordance with that lease. On June 1, 2018 the Company entered into a third lease with a non-related party whose term began on November 1, 2018 and will expire on May 31, 2019. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2019	$ 511,967
2020	267,647
2021	151,200
2022	151,200
2023	151,200
Thereafter	604,800
Total	$1,838,014

The Company has entered into two subleases agreements, one with a related party which will expire in 2019 and one with a non-related party which will also expire in 2019.

Note 10 - Concentrations of credit risk

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

There was a $73,355 direct receivable due from customers as of December 31, 2018 which is included in other assets and security deposits on the statement of financial condition. All other outstanding commissions are included in receivable from clearing brokers on the statement of financial condition.

Note 11 - Related party transactions

The Company has an expense sharing agreement with the affiliate where each company may provide various accounting, technology, and administrative services. The Company also has a cross referral agreement, whereby each company may refer clients to the other in exchange for a share of the commissions generated. The Company also sub-leases office space from the affiliate. There is an outstanding balance of $22,765 due to the affiliate as of December 31, 2018.

Note 12 - Income taxes

The Company is subject to a 4% New York City UBT, with an approximate net operating loss carryforward of $2.1 million (tax credit of $87,000) which will expire starting in 2033. The Company has recorded a full valuation allowance against the New York City UBT loss on the basis of management's assessment that the amount is more likely than not to be realized.

Note 13 - Soft dollar transactions

The Company entered into soft dollar and commission sharing arrangements with certain clients which fell both within, and outside of, the provision of Rule28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data, research related and other expenses on behalf of clients. The Company has an outstanding receivable and liability of approximately $57,000 and $158,000, respectively, as of December 31, 2018.

Note 14 - Legal Contingency

In the fourth quarter of 2018, a court-appointed receiver has threatened to commence FINRA arbitration against the Company in connection with an alleged fraud perpetrated by a money manager customer of the Company. In February 2019, the receiver indicated it was prepared to seek leave of court to file a claim against the Company and its affiliate (a company related through common ownership) through FINRA arbitration. The Company has engaged in settlement negotiations to determine whether a pre-dispute resolution can be achieved. The initial claims against the Company were $20 million and while the Company believes it has a meritorious defense against this claim, it has offered to settle the matter for $600,000 which is included accounts payable, accrued expenses and other liabilities on the statement of financial condition. The Company cannot predict the ultimate resolution of the matter or the amount the

Company will be liable. The ultimate resolution of this matter could be materially different than the $600,000 accrued at December 31, 2018

Note 15 - Members' equity

At December 31, 2018, members' equity is comprised of the following:

Weeden Securities Corporation	$ 35,713
Weeden Investors, L.P.	3,535,601
Total	$3,571,314

Note 16 – *Subsequent event*

On February 24, 2019 the Company's affiliate and Piper Jaffray Companies (NYSE: PJC), a leading investment bank and asset management firm, executed a definitive agreement whereby Piper Jaffray Companies will acquire 100% of the affiliate. The acquisition is subject to FINRA approval. Upon closing, the affiliate will convert to and operate as Piper Jaffray & Co. The acquisition is expected to close in June 2019. In conjunction with the sale, the Company's cross referral agreement with the affiliate is expected to continue with the purchaser. The Company's expense sharing agreement with the affiliate will terminate at closing.

WEEDEN PRIME SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2018

Net capital:	
Total members' equity	$ 3,571,314
Deduct nonallowable assets:	
Other assets and security deposits	273,346
Furnishings, computers and software, net	98,752
Total	372,098
Net capital	$ 3,199,216
Aggregate indebtedness	$ 1,736,814
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 115,788
Minimum net capital required (under SEC Rule 15c3-1)	$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 250,000
Excess net capital ($3,199,216 - 250,000)	$ 2,949,216
Percentage of aggregate indebtedness to net capital	54%

There were no material differences existing between the above computation and computation included in the Company's corresponding unaudited amended Focus X-17A-5 Part II filing submitted March 1, 2019

See Report of Independent Registered Public Accounting Firm.